

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 6, 2010

By U.S. Mail and facsimile to (404) 813-5440

Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

> **Re: SunTrust Banks Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 001-08918**

Dear Mr. Chancy:

      We have reviewed your response dated June 24, 2010 to our comment letter dated June 10, 2010. Please provide us with the following additional information:

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Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Financial Statements

Note 11- Certain Transfers of Financial Assets, Mortgage Servicing Rights and Variable Interest Entities, page 104

1. In your response to comment 15 in our letter dated April 23, 2010, you outlined three factors in your analysis of powers that most significantly impact the trust's economic performance, as follows: (1) credit risk related to (a) the portion (e.g., two percent) of each loan held by the trust that is not guaranteed by a federal governmental agency and (b) possible loss of eligibility for guarantee payments from the governmental agency; (2) basis risk created by differences in the trust assets' interest rate and the

Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
July 6, 2010
Page 2 of 2

trust liabilities' interest rate; and (3) prepayment risk related to the trust assets. We understand from our June 25, 2010, conference call that the trust documents incorporate guidelines established in the *Common Manual*, which provides a single, standardized set of current student loan rules and FFELP policy guidance. We also understand that the criteria in the *Common Manual* must be met in order for the trust to be eligible for government guarantee payments. You acknowledged that the trust's economic performance may be significantly impacted by activities associated with designing the trust, for example selecting loan assets, establishing criteria for servicing, and structuring and marketing the trust obligations, but you noted that trust's ongoing activities are limited. Please tell us what trust activities you have the power to direct, including as master servicer, that impact the trust's economic performance and risks that you outlined above. For example, describe your power to direct activities that may mitigate credit risk or loss (e.g., early intervention programs to avoid borrower default), and identify whether and, if so, how that power is established in the *Common Manual*. Please describe any power that you have, including over servicing activities, that is not specifically addressed in the *Common Manual*. If you do not currently exercise that power, please describe why. Additionally, tell us whether you have power that may impact the prepayments received by the trust, such as power to introduce loan consolidation options to student loan borrowers.

2. Please compare your power to direct activities of the trust, for example as master servicer, that affects eligibility of the trust to receive government guarantee payments, with any power held by unrelated third parties. For example, if you believe that the federal government holds power to direct activities of the trust, please explain what those powers and activities are and explain why it is that you believe those powers are the ones that most significantly impact the trust's economic performance and risks that you outlined above.

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You may contact David Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you have any questions regarding our comments.

Sincerely,

Sharon Blume
Assistant Chief Accountant